UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Section 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO Section 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. ) *

Okta, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
679295105
(Cusip Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

13G

CUSIP No. 679295105

1	NAMES OF REPORTING PERSONS Sands Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ⌧
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,874,242
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,358,414
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,358,414
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (See Instructions) IA

13G

CUSIP No. 679295105

1	NAMES OF REPORTING PERSONS Frank M. Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ⌧
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,874,242
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,358,414
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,358,414
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Item 1. Issuer

(a) Name of Issuer:

Okta, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

100 First Street, Suite 600
San Francisco, California 94105

Item 2. Identity and Background

(a) Name of Person(s) Filing:

This Schedule 13G is being filed jointly by Sands Capital Management, LLC (“SCM”) and Frank M. Sands (“Sands”).  Sands holds ultimate voting and investment power over securities held by SCM.

(b) Address of Principal Business Office, or if None, Residence:

The principal business address of each of SCM and Sands is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(c) Citizenship or Place of Organization:

Sands Capital Management, LLC is organized under the laws of the State of Delaware.  Sands is a citizen of the United States.

(d) Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

(e) CUSIP Number:

679295105

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a) - (k):

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

(g)	[X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

SCM is reporting hereunder as an investment adviser pursuant to (e) above.  Sands is reporting hereunder as a control person pursuant to (g) above.

Item 4. Ownership

See rows 5 through 11 of cover pages.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

[X] Securities reported on this Schedule 13G are held in the accounts of various clients of Sands Capital Management, LLC, which may include pension plans, endowments, foundations, mutual funds, charities, state and municipal government entities, Taft-Hartley plans, families, and individuals, among other types.  Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.  No such client’s interest in the class of securities reported herein is more than 5%.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

 See Item 3.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

/s/ Alexandra R. Fulk
Sands Capital Management, LLC
By: Alexandra R. Fulk, Chief Compliance Officer, Senior Counsel

/s/ Frank M. Sands
Name: Frank M. Sands

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

EXHIBIT 1
to
SCHEDULE 13G
JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.
Dated:  February 13, 2024

/s/ Alexandra R. Fulk
Sands Capital Management, LLC
By: Alexandra R. Fulk, Chief Compliance Officer, Senior Counsel

/s/ Frank M. Sands
Name: Frank M. Sands